SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Finance Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:     Press Release dated May 10, 2004 TMM Announces Extension of Agreement with Bondholder Committee.

item 1:                    Voting Agreement entered into among the Company and certain holders of the Company’s 9½ %                                  Notes due 2003 and 10¼ % Senior Notes due 2006.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

TMM ANNOUNCES EXTENSION OF AGREEMENT
WITH BONDHOLDER COMMITTEE

(Mexico City, May 10, 2004) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) announced it has reached an agreement on an extension of the target dates for effectuating its previously announced agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing more than 69 percent of its 9½ percent Notes due 2003 and its 10¼ percent Senior Notes due 2006 (together, the “Existing Notes”), in the aggregate principal amounts outstanding of $176.9 million and $200 million, respectively. The restructuring will be accomplished through a registered exchange offer of new senior secured notes due 2007 for the Existing Notes, together with a consent solicitation and prepackaged plan solicitation.

TMM has submitted a Report on Form 6-K to the U.S. Securities and Exchange Commission, which includes the First Amendment to Voting Agreement setting forth the extended dates, and interested parties are referred to such filing and its exhibits for a more complete description thereof. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offer and consent solicitation, when made, will not be made to, nor will tenders be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction, in which the making of exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Item 1

FIRST AMENDMENT TO
VOTING AGREEMENT

GRUPO TMM, S.A.

- and -

SUPPORTING NOTEHOLDERS

Dated as of March 31, 2004

FIRST AMENDMENT TO VOTING AGREEMENT

          This FIRST AMENDMENT TO VOTING AGREEMENT, dated as of March 31, 2004, is entered into by and among (a) Grupo TMM, S.A., a corporation (sociedad anómina) organized under the laws of the United Mexican States (the ”Company”), and (b) the Supporting Noteholders (as defined in the Voting Agreement which is defined below).

RECITALS:

          The Company and the Supporting Noteholders previously entered into that certain Voting Agreement dated as of December 9, 2003 (the ”Voting Agreement”).

          As of the date hereof, Supporting Noteholders that beneficially own (or that are investment managers or advisors for the beneficial owners of) approximately 69.8% of the aggregate principal amount of Existing Notes are party to the Voting Agreement.

          The Company and certain of the Supporting Noteholders desire to amend the Voting Agreement as provided herein.

          Pursuant to Section 12 of the Voting Agreement, the Voting Agreement may be amended in a writing signed by the Company and the Required Noteholders (as determined at such time).

          Therefore, in consideration of the premises and the mutual covenants and agreements set forth in this First Amendment to Voting Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties signatory to this First Amendment to Voting Agreement, intending to be bound hereby, agrees as follows:

          AGREEMENT:

  Amendment of Section 1. The following definitions, as applicable, shall be added in alphabetical order to Section 1 of the Voting Agreement or shall be deemed to replace in their entirety the corresponding definitions contained in Section 1 of the Voting Agreement :

  ”Alternative Bankruptcy Plan” means a pre-negotiated plan of reorganization under Chapter 11 of the Bankruptcy Code pursuant to which consents will be solicited subsequent to the commencement of the Bankruptcy Proceeding or a Concurso plan of reorganization, in either event on the terms and conditions described in the Term Sheet.

  ”Delay Fee” means with respect to any Existing Notes, an amount equal to the amount of interest that would accrue during any Delay Period with respect to such Existing Notes equal to the difference between the Delay Period Rate and the rate of interest that would otherwise be applicable during such Delay Period.

  ”Delay Period” shall have the meaning set forth in Section 8(g) of this Agreement.

  ”Delay Period Rate” means an interest rate of 13.5% per annum, calculated on the basis of a 360-day year of twelve 30-day months.

  ”Escrow Agreement” means the Escrow Agreement dated as of January 13, 2004 between the Company and Wells Fargo, N.A., as escrow agent, in favor of the Supporting Noteholders.

  ”Outside Date” means September 30, 2004.

  ”Term Sheet” means that certain Term Sheet attached as Annex A to this Agreement, which sets forth the material terms and conditions of the Restructuring and the New Notes, as amended by Section 30 of this Agreement, by Section 5 of the Escrow Agreement and by the First Amendment to Voting Agreement dated as of March-31, 2004 among the Company and Supporting Noteholders.

  Amendment of Section 2. The following sentence is hereby added at the end of Section 2:

  Furthermore, if the Exchange Offer is not commenced (as provided in Section 3(c)(ii) below) but the Supporting Noteholders then party to this Agreement shall hold at least 66 2/3 % of the aggregate principal amount of the Existing Notes, then the Company shall use commercially reasonable efforts to pursue the Restructuring through a Bankruptcy Proceeding pursuant to the Bankruptcy Plan or the Alternative Bankruptcy Plan.

  Amendment of Section 3(c). Section 3(c) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

    If the Exchange Offer and Bankruptcy Plan Solicitation is commenced and all of the conditions to the Exchange Offer have not been sooner satisfied and/or waived, but Sufficient Consents are received, then within 30 Business Days following the commencement of the Exchange Offer or five Business Days following the expiration of the Exchange Offer, whichever is later, the Company shall commence the Bankruptcy Proceeding in accordance with the Bankruptcy Plan; provided, however, that if the Company is using commercially reasonable efforts to commence a Concurso, the date to commence the Bankruptcy Proceeding hereunder shall be extended by 30 days.

    Provided that the Supporting Noteholders then party to this Agreement shall hold at least 66 2/3 % of the aggregate principal amount of Existing Notes, if for any reason (A) the Registration Statement shall not have been declared effective by the SEC or the Exchange Offer shall not have been commenced on or before May 21, 2004, or (B) (x) the Registration Statement shall have been declared effective in circumstances under which the New Notes to be received by the Supporting Noteholders (who are not ”affiliates” of the Company (as defined under the Securities Act)) will not be covered by the registration statement on Form F-4 filed in connection with the Exchange Offer so as to be freely transferable under the Securities Act upon issuance thereof on the Settlement Date without further registration and (y) the Company shall not be eligible under the Securities Act and the rules and regulations promulgated thereunder to commence and complete a registered ”A/B Exchange Offer” the effect of which will be to make the registered New Notes issued in such ”A/B Exchange Offer” freely transferable under the Securities Act upon receipt thereof by the Supporting Noteholders (who are not ”affiliates” of the Company (as defined under the Securities Act)) participating in such exchange offer without further registration and without prospectus delivery requirements under the Securities Act for such Supporting Noteholders (subject to the Supporting Noteholders making customary representations required in connection with such exchange offers), then, in the case of either (A) or (B), the Company shall take all steps necessary to prepare to commence the Bankruptcy Proceeding and shall, on or before June 15, 2004 (unless in the case of (A), the Exchange Offer shall have been commenced before such date), commence the Bankruptcy Proceeding in accordance with the Bankruptcy Plan (with respect to the Bankruptcy Plan Solicitation, if it has been completed, but not the Exchange Offer) or the Alternative Bankruptcy Plan.

    The Company shall consult in advance with the Ad Hoc Noteholders’ Committee and its counsel with respect to whether the Bankruptcy Proceeding shall be commenced under the laws of the United States or the laws of Mexico, it being understood that the determination of where to file the Bankruptcy Proceeding shall be made solely by the Company.

    The initial term of the Exchange Offer shall not exceed twenty-one (21) Business Days.

  Amendment of Section 8(a). Section 8(a) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

  The following shall constitute a default by the Company hereunder (a ”Company Default”):

    except as provided in any other clause of this Section 8(a), if the Company shall breach, or fail to perform or comply with, in any material respect, any of its representations, warranties, covenants or obligations under this Agreement, or incorporated by reference herein (other than the provisions of Section 3(c)(ii) of this Agreement), and such breach shall not have been cured within five Business Days after receipt of notice from the Required Noteholders of such breach; without limiting the foregoing, a failure to comply with the provisions of Section 3(c)(ii) shall not be a Company Default;

    if the Exchange Offer shall not have been commenced within five Business Days of the SEC declaring the Registration Statement effective, unless either (A) the Bankruptcy Proceeding shall have been commenced on or before such date or (B) the Registration Statement has been declared effective in circumstances such that, pursuant to Section 3(c)(ii)(B), the Company has agreed not to commence the Exchange Offer;

    if the Exchange Offer has been commenced and the Minimum Tender Condition and all other conditions to the Exchange Offer shall have been satisfied (or waived in accordance with the terms hereof), and, except as provided in Section 3(c)(ii)(B) of this Agreement, the Exchange Offer shall not have been consummated within five Business Days following the satisfaction (or waiver in accordance with the terms hereof) of the last of such conditions to be satisfied (or waived in accordance with the terms hereof);

    if the Exchange Offer has been commenced and one or more of the conditions to the Exchange Offer shall not have been satisfied (or waived in accordance with the terms hereof), but Sufficient Consents have been received, and no Bankruptcy Proceeding shall have been commenced on or before 30 Business Days following the commencement of the Exchange Offer or five Business Days following the expiration of the Exchange Offer, whichever is later, except that if the Company is using commercially reasonable efforts to commence a Concurso, this period shall be extended by an additional 30 Business Days; or

    if the Registration Statement shall have been filed, or the Exchange Offer or the Bankruptcy Plan or Alternative Bankruptcy Plan shall have been commenced, or any of the foregoing shall have been amended, in any event on terms and conditions that differ, in any material respect, from the terms and conditions set forth in the Term Sheet or this Agreement (including, but not limited to, the inclusion therein of any condition to the Restructuring not specified in the Term Sheet or this Agreement or the waiver of any condition, including but not limited to the Minimum Tender Offer Condition (but excluding other customary tender offer conditions, provided the Company shall be required to use commercially reasonable efforts to satisfy all such conditions), specified in the Term Sheet or this Agreement without the consent of the Required Noteholders), if such breach shall not have been cured within three Business Days after receipt of notice from the Required Noteholders of such breach.

  For purposes of clause (i) of this Section 8(a), a breach shall include, but not be limited to, (x) any failure of the Company to comply with its obligations under (or incorporated by reference in) Section 30 of this Agreement and (y) any failure of the Company to pay the fees of counsel and the financial advisors to the Ad Hoc Noteholders’ Committee in accordance with the respective engagement agreements.

  Amendment of Section 8(c). Section 8(c) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

  The Required Noteholders shall have the right to terminate this Agreement in its entirety, and each Supporting Noteholder shall have the right to terminate this Agreement with respect to itself only, at any time prior to the Settlement Date if any of the following events shall occur:

    there shall have occurred a Company Default;

    after July 22, 2004, provided that the Company may (by notice given to counsel to the Supporting Noteholders as identified in Section 16 of this Agreement not later than July 22, 2004) extend this date to a date not later than August 5, 2004 in connection with an extension of the Exchange Offer, and provided, further, that if a Bankruptcy Proceeding shall have been commenced on or before July 22, 2004 or August 5, 2004, as applicable, such date shall be the Outside Date;

    an order shall have been entered that has the practical effect of preventing or delaying confirmation of the Bankruptcy Plan or Alternative Bankruptcy Plan on or before the Outside Date, and such order is not stayed, reserved or vacated before the earlier of 30 days thereafter or the Outside Date;

    the bankruptcy court shall have denied confirmation of the Bankruptcy Plan or Alternative Bankruptcy Plan and the Company shall have failed to file a new or amended plan that is a Bankruptcy Plan or Alternative Bankruptcy Plan before the earlier of 30 days thereafter or the Outside Date;

    the Bankruptcy Proceeding shall have been converted to a case under Chapter 7 or a liquidating Chapter 11 of the Bankruptcy Code or a bankruptcy liquidation proceeding under Mexican law;

    there shall have been issued or reinstated any medida cautelar, suspension order or similar order by a court or other governmental body of competent jurisdiction that affects or could affect the Company's obligations with respect to the Existing Notes or this Agreement and (A) such proceeding or order was issued or reinstated at the request or with the acquiescence of the Company or (B) in all other circumstances, if such order is not stayed, reversed or vacated before the earlier of 30 days thereafter or the Outside Date; or

    if the Company shall pay any sum on account of any judgment granted in favor of any holder of Existing Notes or shall enter into any settlement of compromise thereof, without the consent of the Supporting Noteholders.

  Amendment of Section 8(d). Section 8(d) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

  The Company shall have the right to terminate this Agreement at any time prior to the Settlement Date if any of the following events shall occur:

    after July 22, 2004 (or August 5, 2004, solely if the Company shall have extended this date as provided in Section 8(c)(ii)), provided that if a Bankruptcy Proceeding shall have been commenced on or before July 22, 2004, or August 5, 2004, as applicable, such date shall be the Outside Date; provided, however, that the Company shall not have any right of termination pursuant to this clause if (x) there shall have occurred any Company Default or (y) the Company has not complied with its agreements as set forth in Section 3(c)(ii) of this Agreement and has not cured such non-compliance by either launching the Exchange Offer or commencing the Bankruptcy Proceeding, as applicable.

  Amendment of Section 8(f). Section 8(f) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

  Upon any termination of this Agreement, no party shall have any further obligation or liability hereunder except no party shall be relieved of any liability for damages resulting from its breach of any representation, warranty, covenant or obligation that occurred prior to the termination of this Agreement, it being expressly agreed that a Company Default or a Noteholder Breach shall be deemed to be a breach of an obligation under this Agreement. Upon a breach of any representation, warranty, covenant or obligation that occurred prior to the termination of this Agreement, which shall expressly include the occurrence of either a Company Default or a Noteholder Breach, each party shall have whatever rights, claims or entitlements for damages it may have under law or equity for such breach (including, but not limited to, the relief specified in Section 20 of this Agreement); provided, however, that notwithstanding the foregoing or the first sentence of this Section 8(f), if the Supporting Noteholders shall have the right to receive the Additional New Notes on the terms and subject to the conditions provided in (or incorporated by reference in) Section 30 hereof, and/or the Supporting Noteholders have the right to receive the Delay Fee as provided in Section 8(g) hereof, then receipt of such Additional New Notes and/or Delay Fee, as applicable, shall be deemed liquidated damages and the Supporting Noteholders shall not be entitled to, and hereby expressly waive in such circumstances, all other claims, rights or entitlements for damages resulting from a breach of this Agreement prior to termination hereof (except for the right to receive Delay Fee pursuant to Section 8(g). Upon the consummation of the Restructuring, neither the Company nor any Supporting Noteholder shall have any further obligation or liability hereunder, except as provided in Section 32 of this Agreement.

  New Section 8(g). A new Section is hereby inserted into the Voting Agreement immediately after Section 8(f) and before Section 9, as follows:

      (g)   If

    the Company has not commenced the Bankruptcy Proceeding on or before June 15, 2004, to the extent required by Section 3(c)(ii) of this Agreement,

    the Company has not launched the Exchange Offer, consummated the Exchange Offer or commenced the Bankruptcy Proceeding on or before July 22, 2004 or August 5, 2004, as applicable, in accordance with Section 8(c)(ii) of this Agreement, or a Company Default within the meaning of Sections 8(a)(ii), 8(a)(iii), or 8(a)(iv) of this Agreement has occurred and is continuing,

  then the Supporting Noteholders then party to this Agreement (and not in default hereunder) shall be entitled to receive the Delay Fee with respect to the Existing Notes held by such Supporting Noteholders for the period from and after (A) June 15, 2004 (in the case of clause (i) of this Section 8(g)), or (B) July 22, 2004 (in the case of clause (ii) of this Section 8(g)), or (C) the date of such Company Default (in the case of clause (iii) of this Section 8(g)), as applicable, to and including the earliest to occur of (w) the date the Company commences the Bankruptcy Proceeding (or in the case of Section 8(g)(i) only, launches the Exchange Offer if permitted under Section 3(c)(ii) of this Agreement), (x) the date the Company cures the applicable Company Default under subclause (iii) above, by launching the Exchange Offer, consummating the Exchange Offer or commencing the Bankruptcy Proceeding, whichever is applicable, (y) the Outside Date, and (z) the Settlement Date (any such period, the ”Delay Period”); provided, however, that if the Settlement Date does not occur pursuant to the Exchange Offer and the Outside Date occurs after the commencement of the Bankruptcy Proceeding, then the Delay Fee shall be deemed to have accrued on all Existing Notes and all Noteholders will be entitled to receive the Delay Fee for the applicable Delay Period.

  The Delay Fee under this Section 8(g), whether accrued on all Existing Notes or only on the Existing Notes held by Supporting Noteholders:

    shall be paid in the form of Additional Notes;

    the Additional New Notes representing the Delay Fee shall be delivered on the earlier to occur of the Outside Date, and the Settlement Date; and

    (x) if the Settlement Date occurs pursuant to the Exchange Offer or if the Outside Date occurs before commencement of the Bankruptcy Proceeding, then the Delay Fee shall accrue only on the Existing Notes held by the Supporting Noteholders (who are not the in default hereunder) and shall be delivered to such Supporting Noteholders at the same time in and in the same manner as all other of the Additional New Notes are delivered in accordance with the Term Sheet and the Escrow Agreement, and (y) if the Settlement Date does not occur pursuant to the Exchange Offer and the Outside Date occurs after the commencement of the Bankruptcy Proceeding, then Delay Fee shall be deemed to have accrued on all Existing Notes and shall be distributed to all Noteholders in accordance with the Bankruptcy Plan or the Alternative Bankruptcy Plan.

  For the avoidance of doubt, if clause (iii)(y) of the preceding sentence is applicable, then all Additional New Notes (including any Additional New Notes issued on account of the Delay Fee) will be distributed as provided in the Bankruptcy Plan or the Alternative Bankruptcy Plan, in lieu of the distribution only to Supporting Noteholders provided for in the Term Sheet and the Escrow Agreement, but otherwise in compliance with the Term Sheet and the Escrow Agreement.

  This Section 8(g) shall survive termination of this Agreement.

  Amendment of Certain Provisions. In each of Sections 5, 11 and 26 of the Voting Agreement and in the definition of ”Bankruptcy Plan Solicitation” and ”Restructuring Documents” in Section 1 of the Voting Agreement, in each instance where the term ”the Bankruptcy Plan” appears the words ”or the Alternative Bankruptcy Plan” shall be deemed inserted immediately thereafter.

  Amendment of Term Sheet. The Term Sheet is hereby amended as follows:

    In the Section of the Term Sheet entitled ”Escrow of Additional New Notes”, in the first paragraph of such Section, the words ”June 30, 2004” are hereby deleted and replaced with the words ”September 30, 2004”, so that the defined term the ”Outside Date” is amended to mean September 30, 2004.

    The Section of the Term Sheet entitled ”Registration” is hereby amended to be consistent with Section 32 of the Voting Agreement and in the case of any inconsistency between Section 32 of the Voting Agreement and the section of the Term Sheet entitled ”Registration”, the terms of Section 32 of the Voting Agreement shall govern.

  New Section 32. A new Section is hereby inserted into the Voting Agreement immediately after Section 31 thereof, as follows:

     32.   Registration of New Notes; ”A/B Exchange”.

    If for any reason the New Notes and/or Additional New Notes to be received by the Supporting Noteholders who are not ”affiliates” of the Company (as defined under the Securities Act) will not be covered by the registration statement on Form F-4 filed in connection with the Exchange Offer so as to be freely transferable under the Securities Act upon issuance thereof on the Settlement Date without further registration, then (i) (A) if the Company is eligible and able under the Securities Act and the rules and regulation promulgated thereunder, the Company shall commence and complete a registered ”A/B Exchange Offer” on a registration statement on Form F-4 with respect to the unregistered New Notes held by the Supporting Noteholders such that the registered New Notes issued in such ”A/B Exchange Offer” will be freely transferable under the Securities Act upon receipt thereof by the Supporting Noteholders (who are not ”affiliates” of the Company (as defined under the Securities Act)) participating in such exchange offer without further registration and without prospectus delivery requirements under the Securities Act for such Supporting Noteholders (subject to the Supporting Noteholders making customary representations required in connection with such exchange offer) or (B) if for any reason the Company shall not be eligible or shall be unable under the Securities Act and the rules and regulations promulgated thereunder to commence and complete a registered ”A/B Exchange Offer,” the Company shall register on a registration statement on Form F-1 (or a registration statement on Form F-3, if such Form may then be utilized by the Company) such unregistered Notes for resale by the Supporting Noteholders from time to time in accordance with Rule 415 promulgated by the SEC under the Securities Act, and (ii)on or before the Settlement Date, the Company shall enter into a registration rights agreement in favor of the Supporting Noteholders (in form and substance satisfactory to the Supporting Noteholders and their counsel) covering the registrations described in clauses (i)(A) and (B), above, that will contain customary terms and conditions, including, without limitation, with respect to (x) the right of the Supporting Noteholders and their counsel to review and comment on the registration statement, prospectus and all amendments and supplements thereto, (y) the payment by the Company of the registration expenses and all expenses (including fees of counsel and advisors) of the Supporting Noteholders in connection therewith and (z) indemnification and contribution by the Company of and to the Supporting Noteholders. Any such resale registration statement shall be declared effective no later than 30 days after the Settlement Date and such registration statement shall remain effective until such time as all, but not less than all, of such unregistered Notes have been sold, transferred, assigned or disposed of by the Supporting Noteholders pursuant to such registration statement or are freely transferable by such Supporting Noteholders under Rule 144(k) under the Securities Act.

    If the Company is required to proceed with an ”A/B Exchange Offer” or a resale registration pursuant to this Agreement, then the Company shall use its best efforts to (i) cause the registration statement on Form F-4 with respect to such ”A/B Exchange Offer” (as described in Section 32(a)(i)(A) of this Agreement, an ”A/B Registration Statement”)) or the resale registration on a registration statement on Form F-1 (or a registration statement on Form F-3, if such Form may then be utilized by the Company) (as described in Section 32(a)(i)(B) of this Agreement, a ”Resale Registration Statement” and, together with an A/B Registration Statement, the ”Follow-on Registration Statement”) to become effective on or before the 30th day after the Settlement Date or the Outside Date, as applicable, and (ii) consummate such ”A/B Exchange Offer” on or before the earlier of (A) the 75th day after either the Settlement Date or the Outside Date, as applicable, and (B) the 25th Business Day after the effective date of the A/B Registration Statement. If the Follow-on Registration Statement has not become effective on or before the date specified in clause (i) of the preceding sentence, or the ”A/B Exchange Offer” has not been consummated on or before the date specified in clause (ii) of the preceding sentence, then the interest accruing on such unregistered New Notes (A) shall increase by 25 basis points commencing on the date specified in clause (i) or (ii) of the preceding sentence, as applicable, and shall continue at such rate until either the Follow-on Registration Statement is effective or the ”A/B Exchange Offer” is consummated, as applicable, and (B) shall increase by an additional 25 basis points each 90th day after such initial rate increase, until either the Follow-on Registration Statement is effective or the ”A/B Exchange Offer” is consummated, as applicable; provided that in no event shall the interest rate on such unregistered New Notes be increased by more than 2%. Any such additional interest shall be calculated in the same manner, and paid at the same time and manner as each semi-annual payment of interest on the New Notes.

  No Other Changes. Except as expressly set forth in this First Amendment to Voting Agreement, all provisions of the Voting Agreement shall remain unmodified and in full force and effect.

  Counterparts. This First Amendment to Voting Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by telecopier shall be effective as delivery of a manually executed counterpart. Any Supporting Noteholder may become party to this First Amendment to Voting Agreement on or after the date hereof by executing and delivering a signature page to this First Amendment to Voting Agreement.

  Effective Date. In accordance with Section 12 of the Voting Agreement, this First Amendment to Voting Agreement shall be effective upon the Company and the Required Noteholders becoming parties hereto by executing and delivering a signature page to this First Amendment to Voting Agreement.

  Certain Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meaning ascribed to them in the Voting Agreement.

  Public Disclosure. Upon the execution and delivery of this First Amendment to Voting Agreement by the Required Noteholders and the Company, the Company shall (i) issue a press release in the form annexed hereto as Annex A, (ii) file a Report on Form 6-K with the SEC and an analogous report with the CNBV containing such press release, together with a copy of this First Amendment to Voting Agreement and (iii) if required by applicable law, file an amendment to the Company’s Registration Statement on Form F-4 with respect to the Exchange Offer with the SEC, reflecting the amendments to the Voting Agreement pursuant hereto.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, each of the parties to this First Amendment to Voting Agreement has caused this First Amendment to Voting Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

GRUPO TMM, S.A.

By: /s/ Juan Fernández Galeazzi
Name: Juan Fernández Galeazzi
Title: Attorney-in Fact

Address: Av. de la Cúspide #4755
Col. Parques del Pedregal
C.P. 14010 México, D.F.

SUPPORTING NOTEHOLDERS

By:__________________________________
Name:
Title:

Address:

Principal Amount of Existing
Notes: $_________________2003 Notes
$_________________2006 Notes

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

TMM ANNOUNCES EXTENSION OF AGREEMENT
WITH BONDHOLDER COMMITTEE

(Mexico City, May 10, 2004) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) announced it has reached an agreement on an extension of the target dates for effectuating its previously announced agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing more than 69 percent of its 9½ percent Notes due 2003 and its 10¼ percent Senior Notes due 2006 (together, the “Existing Notes”), in the aggregate principal amounts outstanding of $176.9 million and $200 million, respectively. The restructuring will be accomplished through a registered exchange offer of new senior secured notes due 2007 for the Existing Notes, together with a consent solicitation and prepackaged plan solicitation.

TMM has submitted a Report on Form 6-K to the U.S. Securities and Exchange Commission, which includes the First Amendment to Voting Agreement setting forth the extended dates, and interested parties are referred to such filing and its exhibits for a more complete description thereof. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offer and consent solicitation, when made, will not be made to, nor will tenders be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction, in which the making of exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.